Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 2, dated April 19, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated December 3, 2021, of Landa App 2 LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update the Use of Proceeds information for the following Series (the “Series”):

●	Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC

●	Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC

●	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

SUPPLEMENT NO. 2 DATED APRIL 19, 2022 TO OFFERING CIRCULAR DATED DECEMBER 3, 2021

LANDA APP 2 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

USE OF PROCEEDS

Landa Series 2174 Scarbrough Road

The total cost to acquire the Property located at 2174 Scarbrough Road, Stone Mountain, GA, 30088, including Improvement Costs, applicable fees, expenses and Reserves is expected to be $183,204.

This Series previously refinanced a portion of the Acquisition Note issued to the Manager to acquire this Property with a Refinance Note. Subsequent to entering into the Refinance Note, the Manager determined to cause the Series to amend the Acquisition Note to reduce the amount borrowed under the Acquisition Note by reducing the amounts payable under the Acquisition Fee and/or Improvement Costs, as applicable.

We estimate that the net proceeds from the Offering of this Series will be $66,954, assuming we raise the Maximum Offering Amount. Substantially all of such proceeds will be used to repay a portion of the outstanding balance under the Acquisition Note.

Components of Indebtedness under Acquisition Note	Amount
Purchase Price of the Property (1)	$161,317
Improvement Costs (2)	$13,238
Acquisition Fee (3)	$4,473
Property Diligence Expenses (4)	$685
Cash Reserve (5)	$3,491
Total Amount of Acquisition Note	$183,204
Less:
Refinance Note (6)	$116,250
Payments on Acquisition Note from Offering Proceeds:	$66,954

(1)	This purchase price reflects the same price that Landa Properties acquired the Property for in February 2021.

(2)	Reflects the amount this Series incurred in connection with Improvements to this Property.

(3)	Acquisition Fee equal to 6% of the purchase price and Improvement Costs of the Property (rounded to the nearest dollar).

(4)	Amount for Property Diligence Expense. See “Plan of Distribution – Fees and Expenses – Property Diligence Expenses.”

(5)	Approximately 2% of the purchase price of the Property allocated for Reserves. See “Plan of Distribution – Fees and Expenses – Reserves.” As of the date of this Offering Circular, this reserve amount has yet to be transferred from the Manager to the Series, but such transfer will occur before the initial Closing of sales of Shares of this Series.

(6)	This Series refinanced approximately 63.45% of the purchase price of the Property pursuant to a Refinance Note.

Landa Series 137 Spring Valley Circle

The total cost to acquire the Property located at 137 Spring Valley Circle, Stockbridge, GA, 30281, including Improvement Costs, applicable fees, expenses and Reserves is expected to be $176,953.

This Series previously refinanced a portion of the Acquisition Note issued to the Manager to acquire this Property with a Refinance Note. Subsequent to entering into the Refinance Note, the Manager determined to cause the Series to amend the Acquisition Note to reduce the amount borrowed under the Acquisition Note by reducing the amounts payable under the Acquisition Fee and/or Improvement Costs, as applicable.

We estimate that the net proceeds from the Offering of this Series will be $68,203, assuming we raise the Maximum Offering Amount. Substantially all of such proceeds will be used to repay a portion of the outstanding balance under the Acquisition Note.

Components of Indebtedness under Acquisition Note	Amount
Purchase Price of the Property (1)	$170,302
Improvement Costs (2)	$2,447
Acquisition Fee (3)	$0
Property Diligence Expenses (4)	$685
Cash Reserve (5)	$3,519
Total Amount of Acquisition Note	$176,953
Less:
Refinance Note (6)	$108,750
Payments on Acquisition Note from Offering Proceeds:	$68,203

(1)	This purchase price reflects the same price that Landa Properties acquired the Property for in February 2021.

(2)	Reflects the amount this Series incurred in connection with Improvements to this Property.

(3)	The Manager will not earn an Acquisition Fee for this Property.

(4)	Amount for Property Diligence Expense. See “Plan of Distribution – Fees and Expenses – Property Diligence Expenses.”

(5)	Approximately 2% of the purchase price of the Property allocated for Reserves. See “Plan of Distribution – Fees and Expenses – Reserves.” As of the date of this Offering Circular, this reserve amount has yet to be transferred from the Manager to the Series, but such transfer will occur before the initial Closing of sales of Shares of this Series.

(6)	This Series refinanced approximately 61.46% of the purchase price of the Property pursuant to a Refinance Note.

Landa Series 4085 Springvale Way

The total cost to acquire the Property located at 4085 Springvale Way, McDonough, GA, 30252, including Improvement Costs, applicable fees, expenses and Reserves is expected to be $245,767.

This Series previously refinanced a portion of the Acquisition Note issued to the Manager to acquire this Property with a Refinance Note. Subsequent to entering into the Refinance Note, the Manager determined to cause the Series to amend the Acquisition Note to reduce the amount borrowed under the Acquisition Note by reducing the amounts payable under the Acquisition Fee and/or Improvement Costs, as applicable.

We estimate that the net proceeds from the Offering of this Series will be $113,687, assuming we raise the Maximum Offering Amount. Substantially all of such proceeds will be used to repay a portion of the outstanding balance under the Acquisition Note.

Components of Indebtedness under Acquisition Note	Amount
Purchase Price of the Property (1)	$226,624
Improvement Costs (2)	$12,875
Acquisition Fee (3)	$0
Property Diligence Expenses (4)	$1,270
Cash Reserve (5)	$4,998
Total Amount of Acquisition Note	$245,767
Less:
Refinance Note (6)	$132,080
Payments on Acquisition Note from Offering Proceeds:	$113,687

(1)	This purchase price reflects the same price that Landa Properties acquired the Property for in July 2021.

(2)	Reflects the amount this Series incurred in connection with Improvements to this Property.

(3)	The Manager will not earn an Acquisition Fee for this Property.

(4)	Amount for Property Diligence Expense. See “Plan of Distribution – Fees and Expenses – Property Diligence Expenses.”

(5)	Approximately 2.00% of the purchase price of the Property allocated for Reserves. See “Plan of Distribution – Fees and Expenses – Reserves.” As of the date of this Offering Circular, this reserve amount has yet to be transferred from the Manager to the Series, but such transfer will occur before the initial Closing of sales of Shares of this Series.

(6)	This Series refinanced approximately 53.47% of the purchase price of the Property pursuant to a Refinance Note.

3